UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  X    Form 40-F
          ---              ---
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No  X
    ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): 82-___________________.

                The following is included in this Report on Form 6-K:

                1. Third Quarter Interim Report Nine Month Period Ended September 30, 2003.

                                  THIRD QUARTER

                                 Interim Report

                   Nine Month Period Ended September 30 , 2003

                                      2003

                         Life Sustaining Oxygen Delivery

Dear Shareholders:

The third quarter was an important period of transition for Hemosol as we continued to focus on containing costs while exploring all available strategic options to increase the Company's financial flexibility. These efforts led to our ability, subsequent to the quarter's end, to announce plans for a private placement financing that may raise as much as $8.6 million. We intend to use the proceeds to complete a number of events that are important for our long-term success including the non-clinical analysis of HEMOLINK(TM) (hemoglobin raffimer), the implementation of a contract manufacturing strategy for our Meadowpine facility, and the further development of other product candidates.

In our non-clinical analysis of HEMOLINK we are conducting both in vitro and in vivo studies. Our goal is to review progress in these studies with the U.S. Food & Drug Administration in early 2004 and to get HEMOLINK off clinical hold by the fourth quarter of next year. The total anticipated cost to complete this work is less than $1 million.

We are also actively pursuing opportunities to generate revenues by using our Meadowpine facility for contract manufacturing of biologics, particularly blood-related proteins. We believe there is considerable demand for facilities and expertise in engineering and quality assurance/control in this sector. Potential revenue from contract manufacturing would provide a revenue stream to offset our own development costs while allowing us to retain this valuable resource.

We are also continuing our development of the Company's rich pipeline of new product candidates that arise from our two core platform technologies - protein bioconjugation and cell expansion.

Results from a pre-clinical study evaluating the potential therapeutic applications of one of these products, HRC 203, a ribavirin-hemoglobin drug conjugate, were recently presented at the 54th Annual Meeting of the American Association for the Study of Liver Diseases (AASLD). In studies using a coronavirus model of acute viral hepatitis, conducted by Hemosol's scientific collaborator Dr. Gary Levy (Toronto General Hospital of the University Health Network), mice treated with HRC 203 exhibited superior clinical behaviour compared to both untreated animals and animals treated with free ribavirin. Ribavirin is the current standard of care, in combination with interferon, for the treatment of human hepatitis C virus (HCV) infection. HRC 203 treatment reduced disease progression, and resulted in a strong anti-viral activity in vitro not achieved with the free ribavirin. These data provide important proof-of-concept for the hemoglobin-based drug delivery platform by demonstrating improved drug performance and reduced systemic toxicity through targeted delivery.

This study sets the stage for further investigation in support of clinical indications for treating patients infected with hepatitis C or possibly the coronavirus that leads to SARS. Additionally, Hemosol has synthesized other hemoglobin conjugates to investigate their application in the treatment of cancer and as radio-imaging agents. Hemosol has broad patent protection for this platform technology, including three US patents and related international patents and patent applications.

Our financial results continue to reflect our pre-commercial status and our efforts to contain costs. The Company's net loss decreased to $4.0 million, or $0.09 per share, for the quarter ended September 30, 2003 from $11.8 million or $0.26 per share for the quarter ended September 30, 2002. Net losses for the first nine months were $24.0 million ($0.52 per share) versus $43.4 million ($1.00 per share) in the prior year. This decrease primarily resulted from cost savings plans implemented in both June 2002 and April 2003 and the suspension of clinical trials.

Total operating expenses for the quarter ended September 30, 2003 decreased by 55% to $4.3 million from $9.6 million for the quarter ended September 30, 2002, bringing operating expenses for the nine months ending September 30, 2003 to $21.3 million versus $36.7 million in the prior year. The lowering of operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003 which have reduced the Company's average monthly burn to approximately $1.2 million.

The Company incurred a total of $0.2 million in capital expenditures during the quarter ended September 30, 2003, bringing capital expenditures for the nine months ending September 30, 2003 to $8.3 million versus $26.5 million in the prior year. The $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $89.0 million at September 30, 2003, of which $87.2 million relates to the new facility.

I would like to end by providing some details on the financing I referred to at the begnning of this letter. On November 7th, we announced that we would undertake a private placement financing for the sale of up to 11.5 million Units of Hemosol at a price of $0.75 per Unit. Each Unit will consist of one common share and one-half of one warrant, with each whole warrant entitling the holder to purchase one common share for $0.90 at any time within 36 months of the closing of the transaction. If the offering is fully subscribed, $4.35 million will be paid to Hemosol on closing. The remaining $4.275 million will be held in escrow and released if both the Nasdaq Stock Exchange and Hemosol shareholders grant approval. The offering is expected to close on or before November 25, 2003 and is subject to customary conditions including TSX approval.

I urge you to support this transaction. Although the issuance of further shares will be dilutive to existing investors initially, obtaining these financial resources is crucial to the Company's ability to carry out its stated goals and, ultimately, to create further value. As you know, our entire team has been focused on making Hemosol as lean as possible while still able to execute on its most fundamental goals and programs. On behalf of this team, and our Board of Directors, I pledge that we will use the funds prudently.



Yours truly,

/s/ Lee Hartwell

Lee Hartwell
President & CEO

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the Company's unaudited Consolidated Financial Statements and Notes included in this Quarterly Report and should also be read in conjunction with the audited Consolidated Financial Statements and Notes, and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Corporation's 2002 Annual Report.

Note: All figures discussed in this section are stated in Canadian dollars.

OVERVIEW

Hemosol is an integrated biopharmaceutical company developing innovative life sustaining therapies, used initially for the treatment of acute anemia. The Company's focus has been on continuing its development of its core HEMOLINK(TM) (hemoglobin raffimer) product. Hemosol is also furthering the development of its multi-product pipeline based on proprietary hemoglobin modification and cell expansion technologies.

The Company believes there is also opportunity to leverage its state-of-the-art Meadowpine production facility for use in biopharmaceutical and related contract manufacturing.

Since the Company's inception, it has devoted substantially all of its resources to research and development programs, clinical trials, regulatory approvals and the development of manufacturing capabilities and capacity.

To date, Hemosol has completed eight clinical trials of HEMOLINK in more than 500 patients. Indications studied included orthopedic surgery, renal failure/dialysis, and coronary artery bypass grafting ("CABG") surgery.

Based on the results of a Phase III trial in CABG surgery completed in Canada and the United Kingdom ("U.K."), Hemosol sought regulatory approval in the U.K. where authorities have responded with comments on the Company's initial application. In order to respond to the comments of the U.K. authorities, the Company will require additional data to be generated from its research and manufacturing programs.

Hemosol sought regulatory approval to market HEMOLINK in Canada for use in scheduled surgery such as coronary artery bypass grafting, however, Hemosol was advised in March 2002 that HEMOLINK could not be cleared by Health Canada for marketing in Canada at that time. In order to receive approval in Canada, Hemosol would need to submit a New Drug Submission (NDS) which, in addition to the information provided in the previous submission, would need to adequately address the questions received as part of the first filing. The Company has decided to defer this until it has more clinical data available.

On March 13, 2003, based on the recommendation of the Company's Data and Safety Monitoring Board ("DSMB"), the Company elected to close its HLK 213 cardiac surgery trial at 152 patients in order to fully review the safety data. The DSMB's recommendation was based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, its ongoing review of data indicated that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group. As a precaution the Company also voluntarily suspended enrolment in its HLK 210 orthopedic surgery trial. At the time of these suspensions the company had received approval from the FDA to conduct two additional phase II trials in the U.S., HLK 211 chemotherapy related anemia trial and HLK 299 severe acute anemia trial.

On June 11, 2003, the Company completed an internal review of data generated from the HLK 213/304 trial. The review confirmed the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group. It is unclear what role HEMOLINK played in causing the imbalance. As expected, the early close of the study reduced the number of patients available for the planned statistical analysis, and the study was unable to meet its primary objective of demonstrating efficacy.

The Company has initiated a comprehensive process aimed at understanding the data in the context of the observations made by the DSMB. Among the elements of this process was the engagement of an independent panel to review the safety data. The independent safety review committee (ISRC), which has already completed its task, was comprised of experts in their respective fields of transfusion medicine, cardiology, anesthesiology, cardiac surgery and biostatics. In parallel, the Company's Scientific Advisory Board (SAB) undertook its own evaluation. Based on the final findings of the ISRC and the SAB, the Company believes it needs to complete additional non-clinical work prior to re-initiating clinical trials. This process is underway and will involve further discussion with regulatory agencies. The Company has sufficient inventory of HEMOLINK to complete all non-clinical studies. The Company does not expect to expend significant amounts of its resources on this work and will seek a partner/partners to move forward with further clinical and commercial development at the appropriate time.

As a result of the delays in the clinical trials and in order to reduce cash flow requirements, the Company gave working notice to substantially all its employees on April 7, 2003. The Company subsequently extended employment to a core group of approximately 35 employees and reduced its cash burn rate to approximately $1.1 million per month commencing in July. The Company has sufficient resources to fund operations through the end of 2003.

In addition, Hemosol retains a number of key assets from which it can extract value including a diverse research pipeline and a state-of the-art production facility. The Company is currently in negotiations to obtain additional financing. The Company believes that it will successfully conclude one or more of these transactions and will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be assured at this time.

To ensure that an adequate supply of HEMOLINK would be available to meet clinical trial requirements and long-term projected demand, the Company constructed a 300,000-unit production facility and corporate headquarters in Mississauga, Ontario. On December 15, 2001 Hemosol moved its offices and laboratories to this location.

Construction and commissioning of the manufacturing portion of this facility was completed in the first quarter of 2003.The total cost of construction, commissioning and validation of this facility is approximately $90.0 million of which Hemosol has spent approximately $87.2 million as of September 30, 2003. This facility has the potential to expand production capacity to 600,000 units of HEMOLINK per year. This facility also has the infrastructure, specialized equipment and trained personnel necessary to provide biopharmaceutical manufacturing services on a contract basis.

As a Company in its pre-commercial stage of development, Hemosol has been dependent primarily upon equity financing to fund its operations. On October 25, 2002, the Company accepted a commitment letter from the Bank of Nova Scotia ("BNS") pursuant to which BNS has agreed to provide a credit facility (the "Facility") to the Company in the amount of $20 million. The Facility is for an initial term of 18 months, extendible to 30 months and is guaranteed by Hemosol's largest shareholder MDS Inc. ("MDS"). The Facility is secured by a fixed and floating charge over all the assets of Hemosol. In consideration for providing the guarantee the Company issued common share purchase warrants to MDS. During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $16.0 million from the Facility. The remainder of $4.0 million has been drawn down before the end of October 2003.

Hemosol has not been profitable since inception, and at September 30, 2003 the Company had an accumulated deficit of $264.8 million. On April 7, 2003 the Company announced steps to further reduce its burn-rate by giving working notice to substantially all of its employees, effective April 7, 2003, and scaling back all spending not related to the analysis of data from the suspended HLK 213/304 trial. The cost of these programs, including severance, was $1.8 million.

On October 23, 2003 Hemosol received a Nasdaq Staff determination indicating that the Company was not in compliance with the minimum bid price of $1.00 U.S. per share which is a requirement for continued listing on The Nasdaq National Market. Since the Company was not able to achieve compliance with this requirement during the six month period ended October 22, 2003, Nasdaq Staff indicated that the Company's common shares are subject to delisting from The Nasdaq National Market. On October 31, 2003, the Company submitted a formal request for a hearing before a Nasdaq Listing Qualifications Panel to request that the Company be given an additional six month period to achieve compliance with the minimum bid price requirement. This request for hearing was based on Nasdaq's proposed changes to Marketplace Rule 4450(e)(2). There can be no assurance that the Panel will grant the Company's request for an additional six month period to achieve compliance with the minimum bid requirement. Until the Panel reaches its decision following the oral hearing, Hemosol's common shares will remain listed and will continue to be traded on The Nasdaq National Market. The Company's common shares also continue to be listed on the Toronto Stock Exchange, which is their principal trading forum.

On November 7, 2003, the Company announced that Loewen, Ondaatje, McCutcheon Limited and Vengate Capital Partners Company ("the agents") will act to sell on a best efforts basis up to 11.5 million Units of Hemosol at a price of $0.75 per Unit. Each Unit will consist of one common share and one-half of one warrant, with each whole warrant entitling the holder thereof to purchase one common share for $0.90 at any time for a period of 36 months following the closing of the transaction unless the volume-weighted average share price of Hemosol's common shares exceeds 300% of the offering price per Unit for 20 consecutive trading days, in which case the warrants must be exercised within 30 days of the date of notice by Hemosol of such event.


RESULTS OF OPERATIONS
QUARTER ENDED SEPTEMBER 30, 2003

NET LOSS
The Company's net loss for the quarter decreased from $11.8 million or $0.26 per share for the quarter ended September 30, 2002 to $4.0 million, or $0.09 per share for the quarter ended September 30, 2003 bringing net losses for the first nine months to $24.0 million ($0.52 per share) versus $43.4 million ($1.00 per share) in the prior year. This decrease primarily resulted from cost saving plans implemented in both June 2002 and April 2003 and the suspension of clinical trials.

OPERATING EXPENSES
The Company's operating expenses consist of research and development expenses, administration, marketing and communication and business development expenses.

Research and development expenses are comprised of scientific and process development expenses, and regulatory and clinical expenses. Scientific and process development expenses include expenses incurred in connection with basic and applied research, including all pre-clinical trial activity, the optimizing of the manufacturing process and the costs of producing HEMOLINK for clinical trials. Regulatory and clinical expenses are comprised of costs associated with the Company's ongoing and planned clinical trials and its current and planned regulatory development.

Administration expenses are comprised of executive management and administrative costs, including all costs related to being a public registrant in the U.S. and Canada.

Support services includes the cost of information technology, security, materials management and purchasing.

Total operating expenses for the quarter ended September 30, 2003 decreased to $4.3 million from $9.6 million (a decrease of 55%) for the quarter ended September 30, 2002, bringing operating expenses for the nine months ending September 30, 2003 to $21.3 million versus $36.7 million in the prior year. The decrease in operating expenses resulted from cost savings plans implemented in both June 2002 and April 2003 which reduced the monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $3.0 million by April 2003 and $1.2 million by July 2003. Specifically, cost expenditures associated with science and process development, market and business development, support services and administration were reduced during the period.

SCIENTIFIC AND PROCESS DEVELOPMENT EXPENSES
Scientific and process development expenses decreased from $3.1 million for the quarter ended September 30, 2002 to $1.8 million for the quarter ended September 30, 2003, a decrease of 42% (bringing scientific and process development expenses for the nine months ending September 30, 2003 to $7.6 million versus $12.7 million in the prior year). This decrease was primarily due to reduced personnel expenses associated with the Company's pilot manufacturing facility and a reduction of drug development activities.

REGULATORY AND CLINICAL EXPENSES
Regulatory and clinical expenses decreased from $3.9 million for the quarter ended September 30, 2002 to $0.7 million for the quarter ended September 30, 2003, a decrease of 82% (bringing regulatory and clinical expenses for the nine months ending September 30, 2003 to $5.5 million versus $12.6 million in the prior year). The decrease in clinical and regulatory costs result from specific cost savings measures as well as a decrease in site activity due to suspended enrollment in the Company's clinical trials.

ADMINISTRATIVE EXPENSES
Administrative expenses increased from $1.2 million for the quarter ended September 30, 2002 to $1.3 million for the quarter ended September 30, 2003, an increase of 8% (bringing administrative expenses for the nine months ending September 30, 2003 to $5.0 million versus $4.8 million in the prior year). This increase was due to severance and retention compensation as a result of the working notice given April 7, 2003.

MARKETING AND BUSINESS DEVELOPMENT EXPENSES
Marketing and business development expenses decreased from $1.0 million for the quarter ended September 30, 2002 to $0.1 million for the quarter ended September 30, 2003, a decrease of 90% (bringing marketing and business development expenses for the nine months ending September 30, 2003 to $1.5 million versus $5.0 million in the prior year). This decrease was primarily due to reduction in costs associated with medical education, symposia participation and communication programs focused within the medical community, as well as a reduction in salaries. Future expenses incurred in this category will be related to business development.

SUPPORT SERVICES
Support services expenses decreased from $0.5 million for the quarter ended September 30, 2002 to $0.3 million for the quarter ended September 30, 2003, a decrease of 40% (bringing support services expenses for the nine months ending September 30, 2003 to $1.7 million which is approximately equivalent to the prior year).

INTEREST INCOME
Interest income decreased from $209,000 for the quarter ended September 30, 2002 to interest expense of $226,000 for the quarter ended September 30, 2003 (bringing interest expenses for the nine months ending September 30, 2003 to $448,000 versus interest income of $686,000 in the prior year). The increase in interest expense was due to the Company drawing down funds from its $20 million credit facility as well as lower balances in cash and cash-equivalents, and short-term investments coupled with lower interest rates.

MISCELLANEOUS INCOME
The increase in miscellaneous income was due to the Company receiving net proceeds of an insurance policy on July 15, 2003 for the amount of $1,740 thousand.

AMORTIZATION OF DEFERRED CHARGES
Amortization of deferred charges increased from $0.2 million for the quarter ended September 30, 2002 to $1.3 million for the quarter ended September 30, 2003 (bringing amortization of deferred charges for the nine months ending September 30, 2003 to $3.7 million versus $0.8 million in the prior year.) The $1.3 million amortization charge relates to the deferred charges associated with the $20 million credit facility.

CAPITAL EXPENDITURES
The Company incurred a total of $0.2 million in capital expenditures during the quarter ended September 30, 2003 (bringing capital expenditures for the nine months ending September 30, 2003 to $8.3 million versus $26.5 million in the prior year). The $0.2 million related to production equipment, information technology and various lab equipment expenditures. This brings total capital assets net of depreciation to $89.0 million at September 30, 2003, of which $87.2 million relates to the new facility.

PATENTS AND TRADEMARKS
As at September 30, 2003 the Company recorded $92,000 in additions to its patent and trademark assets. The majority of this relates to patent registration and legal fees associated with active patents and trademarks.

LIQUIDITY AND CAPITAL RESOURCES

As of September 30, 2003 the Company had $1.1 million of cash and cash-equivalents. At March 31, 2003, the Company had cash held in escrow in the amount of $5 million that represented the Company's proportionate share of the cash balance of a joint venture. On April 14, 2003, the Company repaid its proportionate share of $5 million, plus interest expense of $40,000. All obligations under the debentures were terminated.

The Company successfully obtained a $20 million credit facility through the Bank of Nova Scotia in October 2002. The Facility will provide sufficient cash resources to support ongoing clinical studies and to commission the Company's new manufacturing facility. This Facility replaced the Company's terminated senior and subordinate credit facilities. During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $16.0 million from the Facility. The remainder of $4.0 million has been drawn down before the end of October 2003. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended beyond its initial 18 month term.

The Company does not currently expect that its cash resources (including its $20 million credit facility) will be sufficient to fund anticipated operating and capital expenditures beyond the end of 2003. The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing. Hemosol is pursuing various equity and non-equity financing alternatives. The Company believes that it will successfully conclude one or more of these transactions. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

RISKS AND UNCERTAINTIES

The Company's products are in development and have not yet been marketed commercially. The business of the Company entails significant risks, including: the costs and time involved to obtain required regulatory approvals; the uncertainties involved in clinical testing; the availability of capital to continue development and commercialization of its products; and competition from other biopharmaceutical companies.

The Company is also subject to the risks and uncertainties described in its Annual Report for fiscal 2002.

OUTLOOK

The Company expects to incur losses in 2003 and 2004.

In April 2003, the Company took proactive steps to reduce its monthly burn-rate by approximately $2.0 million to an average monthly burn-rate of approximately $1.2 million for the second half of 2003. Operating expenses beyond this period will depend on a number of factors and guidance will be updated accordingly.

In addition to the continued analysis of data with respect to HEMOLINK, the Company continues to pursue a number of strategic opportunities with respect to the commercialization of its pipeline of oxygen therapeutics and drug delivery products as well as opportunities related to the utilization of the Meadowpine manufacturing facility.

FORWARD LOOKING STATEMENTS

To the extent any statements made in this document contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results in other risks. Many risks and uncertainties are inherent in the pharmaceutical industry; others are more specific to the Company. Many of the significant risks related to the Company are described in Item 1 of our Form 20-F filing with the SEC.

            Hemosol Inc.
            consolidated balance sheet
            (See note 1-Basis of Presentation)

                                                                              Sept 30,         December 31,
                                                                                  2003                 2002
            (THOUSANDS OF CANADIAN DOLLARS)                                  unaudited              audited
            ------------------------------------------------------------------------------------------------

            ASSETS
            CURRENT
            Cash and cash equivalents                                            1,074               17,579
            Cash held in escrow  [note 4]                                            -                5,000
            Amounts receivable and other assets                                    645                1,077
            Inventory and supplies                                               2,289                2,877

            ------------------------------------------------------------------------------------------------
            TOTAL CURRENT ASSETS                                                 4,008               26,533
            ------------------------------------------------------------------------------------------------

            OTHER
            Capital assets, net                                                 89,002               88,907
            Patents and trademarks, net                                          2,262                2,176
            Deferred charges, net                                                2,939                6,696

            ------------------------------------------------------------------------------------------------
            TOTAL OTHER ASSETS                                                  94,203               97,779
            ------------------------------------------------------------------------------------------------

            ------------------------------------------------------------------------------------------------
                                                                                98,211              124,312
            ------------------------------------------------------------------------------------------------


            LIABILITIES AND
            SHAREHOLDERS' EQUITY
            CURRENT
            Accounts payable and accrued liabilities                             2,143               15,249
            Debentures payable [note 4]                                              -                5,000
            ------------------------------------------------------------------------------------------------
            TOTAL CURRENT LIABILITIES                                            2,143               20,249
            ------------------------------------------------------------------------------------------------

            LONG TERM
            Long term loan payable [note 3]                                     16,000                    -
            ------------------------------------------------------------------------------------------------
            TOTAL  LIABILITIES                                                  18,143               20,249
            ------------------------------------------------------------------------------------------------

            SHAREHOLDERS' EQUITY
            Share capital                                                      336,289              336,289
            Contributed surplus                                                  8,535                8,535
            Deficit                                                           (264,756)            (240,761)

            ------------------------------------------------------------------------------------------------
            TOTAL SHAREHOLDERS' EQUITY                                          80,068              104,063
            ------------------------------------------------------------------------------------------------
                                                                                98,211              124,312
            ------------------------------------------------------------------------------------------------

            See accompanying notes

            On behalf of the Board:


            MITCHELL J. KOSTUCH                 LEE HARTWELL
            Director                            President & CEO

Hemosol Inc.
consolidated statement of loss and deficit unaudited

                                                                THREE MONTH PERIOD ENDED               NINE MONTH PERIOD ENDED
                                                            --------------------------------      ---------------------------------
                                                                 Sept 30,          Sept 30,             Sept 30,          Sept 30,
(THOUSANDS OF CANADIAN DOLLARS,                                      2003              2002                 2003              2002
EXCEPT FOR SHARE DATA)
-----------------------------------------------------------------------------------------------------------------------------------
EXPENSES
Research and development
   Scientific and process                                           1,847             3,124                7,560            12,671
   Regulatory and clinical                                            704             3,924                5,464            12,555

-----------------------------------------------------------------------------------------------------------------------------------

Total research and development                                      2,551             7,048               13,024            25,226
Administration                                                      1,349             1,152                5,036             4,803
Marketing and business development                                    125               964                1,547             4,967
Support services                                                      251               468                1,678             1,729
-----------------------------------------------------------------------------------------------------------------------------------

                                                                    4,276             9,632               21,285            36,725
-----------------------------------------------------------------------------------------------------------------------------------

Loss from operations                                               (4,276)           (9,632)             (21,285)          (36,725)
Amortization of deferred charges                                   (1,252)             (189)              (3,747)             (751)
Write off of deferred charges                                           -            (3,381)                   -            (6,453)
Interest income (expense)                                            (226)              209                 (448)              686
Foreign currency translation loss                                       2             1,239                 (283)             (183)
Miscellaneous Income [note 5]                                       1,768                 -                1,768                 -
-----------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                           (3,984)          (11,754)             (23,995)          (43,426)
Provision for income taxes                                              -                 -                    -                 -
-----------------------------------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                                            (3,984)          (11,754)             (23,995)          (43,426)

Deficit, beginning of period                                     (260,772)         (217,539)            (240,761)         (183,858)
Share issue costs                                                       -               (27)                   -            (2,036)

-----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                           (264,756)         (229,320)            (264,756)         (229,320)
-----------------------------------------------------------------------------------------------------------------------------------
BASIC AND DILUTED LOSS PER
COMMON SHARE                                                        (0.09)            (0.26)               (0.52)            (1.00)
-----------------------------------------------------------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                                  46,103            46,066               46,103            43,234
-----------------------------------------------------------------------------------------------------------------------------------


Hemosol Inc.
consolidated statement of cash flows
unaudited

                                                               THREE MONTH PERIOD ENDED                    NINE MONTH PERIOD ENDED
                                                         ------------------------------------  ------------------------------------
                                                                  Sept 30,          Sept 30,            Sept 30,          Sept 30,
(THOUSANDS OF CANADIAN DOLLARS)                                     2003              2002                2003              2002
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net loss for the period                                             (3,984)          (11,754)            (23,995)          (43,426)
Add (deduct) items not requiring
   an outlay of cash
       Foreign currency translation loss                                (2)           (1,239)                283               183
       Amortization of deferred charges                              1,252               189               3,747               751
       Write off of deferred charges                                     -             3,381                   -             6,453
       Amortization of capital assets
          patents and trademarks                                       625               794               1,881             2,063

-----------------------------------------------------------------------------------------------------------------------------------
                                                                    (2,109)           (8,629)            (18,084)          (33,976)

Net change in non-cash working capital
  balances related to operations                                      (464)           12,531              (5,590)            1,647

-----------------------------------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES                                   (2,573)            3,902             (23,674)          (32,329)
-----------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Patent and trademark costs                                             (92)             (107)               (187)             (196)
Purchase of capital assets                                            (172)          (13,493)             (8,332)          (26,510)
Sale of short-term investments                                           -                 -                   -            67,052

-----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                                              (264)          (13,600)             (8,519)           40,346
-----------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Proceeds on issuance of common shares                                    -                 -                   -            22,824
Proceeds from long term loan                                         3,000                 -              16,000                 -
Deferred charges                                                         -              (175)                (29)             (175)
Share issue costs                                                        -               (27)                  -            (2,036)

-----------------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED BY FINANCING ACTIVITIES                                3,000              (202)             15,971            20,613
-----------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash
   and cash equivalents                                                163            (9,900)            (16,222)           28,630
Effect of exchange rate changes on cash
  and cash equivalents                                                   2             1,239                (283)             (183)
Cash and cash equivalents,
   beginning of period                                                 909            39,893              17,579             2,785

-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS,
   END OF PERIOD                                                     1,074            31,232               1,074            31,232
-----------------------------------------------------------------------------------------------------------------------------------


Hemosol Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003


1.  SIGNIFICANT ACCOUNTING POLICIES

These unaudited consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and applied on a consistent basis. These unaudited notes to the consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2002 included in the Corporation's Annual Report. These statements follow the same accounting policies and methods as the most recent annual financial statements, in addition to the following:

BASIS OF PRESENTATION

These consolidated financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company in its development stage has incurred cumulative net losses since inception, including a net loss of $24.0 million in the first nine months of 2003, and has an accumulated deficit of $264.8 million as at September 30, 2003. The Company anticipates that it will need to raise additional funds to meet its cash flow requirements over the short term.

The Company's ability to continue as a going concern is dependent upon its ability to secure additional financing in order to be able to continue its development activities and successfully bring its products to market. On March 13, 2003, based on the recommendation of the Company's Data and Safety Monitoring Board ["DSMB"], the Company has elected to close out its HLK 213 cardiac surgery trial in order to adequately review the safety data. The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. The Company also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing orthopedic surgery.

On June 11, 2003, the Company completed an internal review of data generated from its cardiac trial (HLK 213/304) for the use of HEMOLINK in patients undergoing cardiac bypass grafting (CABG) surgery. The review confirms the observation made by the DSMB of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups in the HLK 213 trial with a higher number occurring in the HEMOLINK group.

The Company is currently in negotiations with strategic investors and financial institutions to obtain additional financing in several different forms. The Company believes that it will successfully conclude one or more of these transactions and as a result will be able to meet its short-term cash flow requirements. However, the successful conclusion of these transactions cannot be predicted at this time. Should these efforts be unsuccessful, there will be substantial doubt about the Company's ability to continue as a going concern.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

2.  EMPLOYEE STOCK OPTIONS

The Company does not recognize compensation expense for stock options granted to employees. The table below presents pro forma net loss and basic and diluted loss per common share as if stock options granted to employees had been determined based on the fair value method. The table includes all stock options granted by the Company, including those granted prior to the date of adoption of CICA Section 3870.

                                                              Three Month Period Ended           Nine Month Period Ended
------------------------------------------------------------ --------------- ---------------- ----------------- ----------------
All amounts in thousands of Canadian dollars,  except share  Sept 30, 2003     Sept 30, 2002  Sept 30,  2003    Sept 30, 2002
data                                                               $                $                $                 $
------------------------------------------------------------ --------------- ---------------- ----------------- ----------------
Net loss as reported                                                (3,984)         (11,754)          (23,995)         (43,426)
Estimated stock-based compensation costs                              (190)            (167)           (1,520)          (1,458)
Pro forma net loss                                                  (4,174)         (11,921)          (25,515)         (44,884)
Pro forma basic and diluted loss per common share                    (0.09)           (0.26)            (0.55)           (1.04)

------------------------------------------------------------ --------------- ---------------- ----------------- ----------------


The fair value of the options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the three and nine month period ended September 30, 2003: risk free interest rate of 3.6% (2002 - 4.0%), expected dividend yield of nil (2002 - nil), expected volatility of 1.078 (2002 - 0.655) and expected option life of 5 years (2002 - 5 years). The weighted-average fair value of the options granted during the nine months period ended September 30, 2003 is $2.28 (2002 - three month and nine months is $0.90 and $2.57, respectively). No options where granted during the three month period ended September 30, 2003. Additional disclosure relating to stock-based compensation is provided in the Company's financial statements as at and for the year ended December 31, 2002.

The Black-Scholes model, used by the Company to calculate option values, as well as other accepted option valuation models, were developed to estimate fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require four highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the calculated values. Accordingly, management believes that these models do not necessarily provide a reliable single measure of the fair value of the Company's stock option awards.


3.  $20 MILLION CREDIT FACILITY

During the period the Company completed a draw down in the amount of $3.0 million, under the Facility agreement with the Bank of Nova Scotia. In total the Company has drawn down $16.0 million from the Facility. The remainder of $4.0 million has been drawn down before the end of October 2003. Borrowings under the Facility will bear interest at a rate of prime plus 1% per annum, with interest payable monthly. The borrowings under the Facility are repayable on the earlier of: May 25, 2005; and May 25, 2004 in the event that the guarantee of MDS Inc. is not extended by the Company beyond its initial 18 month term.


4.  CASH HELD IN ESCROW

In December 2002, Hemosol Research Corporation Inc., a wholly-owned subsidiary of the Company, obtained a 50% interest in a jointly controlled enterprise with a third party. A new company, 1555195 Ontario Inc., was incorporated and the third party deposited $10.0 million cash in escrow in 1555195 Ontario Inc. in exchange for debentures. On April 14, 2003, 1555195 Ontario Inc. repaid the $10.0 million debentures plus interest expense of $80,000. All obligations under the debentures were terminated. 1555195 Ontario Inc. does not hold any other assets or liabilities.

5.  MISCELLANEOUS INCOME

On July 15, 2003 the Company received net proceeds of $1,740 thousand on an insurance policy.

BOARD OF DIRECTORS

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer, Hemosol Inc.

MITCHELL J. KOSTUCH
President, SB Capital Corporation Ltd.

R. IAN LENNOX
President and Chief Executive Officer MDS Drug Discovery and Development Sector

WILFRED G. LEWITT
Chairman, MDS Inc.

GEORGE W. MASTERS
Vice Chairman, Hemosol Inc. and Chairman, Biocatalyst Yorkton Inc.

EDWARD E. McCORMACK
Director, President of Almad Investments Ltd. and
Beaver Power Corporation

ROBERT H. PAINTER, Ph.D., F.R.S.(U.K.) C. Chem.
Professor Emeritus, University of Toronto, Departments of Biochemistry and Immunology

EDWARD K. RYGIEL
Chairman, Hemosol Inc. and Chairman, MDS Capital Corp.

NELSON SIMS
Former President, Eli Lilly Canada, Inc.

C. ROBERT VALERI, M.D.
Director, Naval Blood Research Laboratory, Boston University

MANAGEMENT TEAM

DIRK ALKEMA, B.Sc., Ph.D.
Vice President, Operations

DAVID N. BELL, M.Sc., Ph.D.
Vice President, Drug Development and Research

LEE HARTWELL, B.A., C.A.
President and Chief Executive Officer

MICHAEL MATHEWS, B.Sc., M.Sc.
Vice President, U.S. Operations

STOCK LISTING

Toronto Stock Exchange Symbol HML
Nasdaq National Market Symbol HMSL


TRANSFER AGENT

Computershare Trust Company of Canada
Stock & Bond Transfer Department
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1

For change of address, lost stock certificates and other related inquiries, please write to the above address or caregistryinfo@computershare.com


AUDITORS

Ernst & Young, LLP, Toronto, Ontario


SHAREHOLDER INFO

For annual and quarterly reports, news releases and other investor information, please contact Hemosol Investor Relations.

Telephone: 416-361-1331
Toll Free: 800-789-3419
Fax:       416-815-0080

Email: ir@hemosol.com
www.hemosol.com

HEMOSOL INC.
2585 Meadowpine Blvd.
Mississauga, Ontario
Canada L5N 8H9

                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             HEMOSOL INC.



Date: November 26, 2003      By:  /s/ Lee D. Hartwell
                                 -----------------------------------------------
                                  Name:  Lee D. Hartwell
                                  Title: President and Chief Executive Officer